FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

   Item

1.	Financial Results for Period Ending September 30, 2003

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In millions of constant Chilean pesos of September 30, 2003 and thousands of U.S. dollars)

	At September 30,

	2002	2003	2003
ASSETS	MCh$	MCh$	ThUS$

Cash	365	1,052	1,592
Time deposits	299	5,305	8,026
Marketable securities	1,601	89	135
Receivables from Pension Fund	250	314	475
Receivables from Insurance companies	599	1,122	1,698
Receivables from State	39	32	48
Notes and accounts receivable from related companies	1,614	238	360
Commissions receivable	717	193	292
Miscellaneous debtors (net)	956	1,779	2,692
Accounts receivable	69	110	166
Inventories (net)	36	36	55
Recoverable taxes
Prepaid expenses	384	453	685
Deferred taxes	334	613	927
Other current assets	1	102	154

TOTAL CURRENT ASSETS	7,264	11,438	17,305

Mandatory investment - Fund type A	165	1,815	2,746
Mandatory investment - Fund type B	278	12,038	18,213
Mandatory investment - Fund type C	79,487	63,302	95,771
Mandatory investment - Fund type D	216	9,049	13,691
Mandatory investment - Fund type E	366	3,479	5,263

TOTAL MANDATORY INVESTMENT	80,512	89,683	135,684

Land	4,755	4,755	7,194
Buildings and construction	17,238	17,603	26,632
Equipment, furniture and fixtures	2,664	3,029	4,583
Other fixed assets	7,296	8,858	13,402
(Less) Accumulated depreciation	(7,856)	(8,160)	(12,346)

PROPERTY, PLANT AND EQUIPMENT, NET	24,097	26,085	39,465

Investment in related companies	21,616	14,500	21,938
Goodwill (net)	84,528	83,942	126,998
Other	1,336	2,695	4,077

TOTAL OTHER ASSETS	107,480	101,137	153,013

TOTAL ASSETS	219,353	228,343	345,467

	At September 30,

	2002	2003	2003
LIABILITIES	MCh$	MCh$	ThUS$

Bank borrowings	4,024	15,609	23,615
Dividends payable	9,693	8,147	12,326
Trade accounts payable	1,035	1,670	2,527
Notes and accounts payable to related companies	7,111	4,955	7,497
Accounts payable to National Health Care Fund	180	556	841
Pensions payable	85	150	227
Collections to be cleared	110	39	59
Accounts payable to insurance companies	1,345	10,672	16,146
Accruals	3,236	2,972	4,496
Withholdings	1,036	1,486	2,248
Withholdings from pensioners	1,001	1,140	1,725
Income tax	2,376	743	1,124
Deferred tax	54	75	114
Other current liabilities	154	223	337

TOTAL CURRENT LIABILITIES	31,442	48,437	73,282

Bank borrowings	5,080	1,694	2,563
Long term accounts payable		89	135
Accounts payable to related companies	4,860
Long term deferred tax	2,390	2,676	4,048
Other long-term liabilities	1,076	939	1,421

TOTAL LONG-TERM LIABILITIES	13,406	5,398	8,167

MINORITY INTEREST

Paid-in capital	83,521	83,602	126,484
Price-level restatement	1,086	1,003	1,517
Additional paid-in capital	122	122	185
Other reserves	6,891	1,468	2,221
Retained earnings:
Accumulated earnings	64,478	71,513	108,194
Net income for the period	27,954	24,751	37,446
Interim dividends	(9,546)	(7,951)	(12,029)

Total retained earnings	82,885	88,313	133,611

TOTAL SHAREHOLDERS' EQUITY	174,505	174,508	264,018

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	219,353	228,343	345,467

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
(In millions of constant Chilean pesos of September 30, 2003 and thousands of U.S. dollars)

	For the nine month period ended September 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$

TOTAL OPERATING REVENUES	81,490	84,880	128,417

Fee income	72,348	73,576	111,315
Gain on mandatory investment	4,273	8,043	12,168
Other operating revenues	4,869	3,261	4,934

TOTAL OPERATING EXPENSES	(52,771)	(64,456)	(97,517)

Administrative personnel remuneration	(12,158)	(12,450)	(18,836)
Sales personnel remuneration	(5,654)	(6,596)	(9,979)
Directors’ remuneration	(131)	(64)	(97)
Marketing expenses	(488)	(565)	(855)
Data processing expenses	(540)	(563)	(852)
Administrative expenses	(5,742)	(6,833)	(10,338)
Depreciation for the period	(1,259)	(1,196)	(1,809)
Life and disability insurance	(25,715)	(34,904)	(52,807)
Other operating expenses	(1,084)	(1,285)	(1,944)

OPERATING INCOME	28,719	20,424	30,900

NON OPERATING RESULTS:
Gain on financial investments	111	56	85
Equity participation income of related companies	8,195	6,363	9,627
Other non operating income	429	10,024	15,165
Amortization of goodwill	(3,822)	(3,736)	(5,652)
Interest expenses	(1,280)	(1,056)	(1,598)
Other non operating expenses	(180)	(381)	(576)
Price-level restatement	(776)	(848)	(1,283)
Gain on exchange rate variation	224	537	812

NON OPERATING REVENUE	2,901	10,959	16,580

Income before income taxes and minority interest	31,620	31,383	47,480

Income taxes	(3,666)	(6,632)	(10,034)

Consolidated income	27,954	24,751	37,446
Minority interest

NET INCOME FOR THE PERIOD	27,954	24,751	37,446

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of September 30, 2003 and thousands of U.S. dollars)

	For the nine month Periods ended September 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$
Fee income	72,494	76,446	115,657
Gain on mandatory investments	648	25	38
Dividends and other distributions received		3,030	4,584
Other operating revenues	1,928	893	1,351

TOTAL OPERATING REVENUES	75,070	80,394	121,630

Payroll expenses	(18,039)	(18,598)	(28,137)
Selling and marketing expenses	(296)	(128)	(194)
Data processing expenses	(424)	(27)	(41)
Administrative expenses	(8,604)	(13,234)	(20,022)
Life and disability insurance expenses	(25,879)	(26,773)	(40,506)
Other operating expenses	(286)	(494)	(747)

TOTAL OPERATING EXPENSES	(53,528)	(59,254)	(89,647)

NET CASH FLOW FROM OPERATING ACTIVITIES	21,542	21,140	31,983

Bank borrowings	46,558	113,896	172,316
Other financing sources		13,524	20,461
Payment of bank borrowings	(53,102)	(120,170)	(181,809)
Dividends payable	(15,499)	(17,853)	(27,010)
Payments of loans due to related companies	(3,391)	(4,867)	(7,363)

NET CASH USED IN FINANCING ACTIVITIES	(25,435)	(15,470)	(23,405)

Sales	317	290	439
Sales of permanent investment	7,623	15,048	22,766
Sales of other investment		87	132
Sales of mandatory investment	1,517	1,016	1,537
Collection of accounts receivable from related companies	492
Purchase of investment reserve	(2,214)	(3,350)	(5,068)
Investment in related companies	(2,337)	(10,169)	(15,385)
Additions to premises and equipment	(473)	(701)	(1,061)
Accounts receivable from related companies	10	(7,832)	(11,849)
Other	(16)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	4,919	(5,611)	(8,489)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of September 30, 2003 and thousands of U.S. dollars)

	For the nine month periods ended September 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$

NET INCREASE IN CASH AND CASH EQUIVALENTS:	1,027	59	89
EFFECT OF CHANGES IN THE PURCHASING POWER
OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS	64	(141)	(213)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	933	1,497	2,265

CASH AND CASH EQUIVALENTS - END OF THE PERIOD	2,024	1,415	2,141

DETAIL OF CASH AND CASH EQUIVALENTS AT BEGINNING AND
END OF THE PERIOD

CASH - BEGINNING OF THE PERIOD	933	1,497	2,265

Cash	620	787	1,191
(Net)Time deposits	170	679	1,027
(Net) Marketable securities	143	31	47

CASH- END OF THE PERIOD	2,024	1,415	2,141

Cash	365	1,050	1,589
(Net)Time deposits	180	365	552
(Net) Marketable securities	1,479

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
FOR THE PERIOD	1,091	(82)	(124)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of September 30, 2003 and thousands of U.S. dollars)

	For the nine month periods ended September 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$
RECONCILIATION BETWEEN NET INCOME AND OPERATING
CASH FLOW
Net income for the period	27,954	24,751	37,446

Result from sale of assets	(73)	(14)	(21)

(Gain) loss from sale of assets	(6)	(14)	(21)
(Gain) loss from sale of investment	(67)

ADJUSTMENTS TO RECONCILE NET INCOME FOR THE PERIOD
TO NET CASH PROVIDED BY OPERATING ACTIVITIES	(6,813)	(4,300)	(6,505)

Depreciation and amortization for the period	1,259	1,197	1,811
Loss on mandatory investment	(4,273)	(8,043)	(12,168)
Equity in income of related companies	(8,195)	(7,016)	(10,615)
Accrued fee income	146	2,870	4,342
Life and disability insurance expenses	(165)	8,130	12,300
Equity in losses of affiliated companies		785	1,188
Amortization of goodwill	3,822	3,736	5,652
Price-level restatement	776	848	1,283
Exchange gain	(224)	(537)	(812)
Other (credits) charges to income which do not represent cash flows	41	(6,270)	(9,486)

DECREASE (INCREASE) IN CURRENT ASSETS	943	(1,265)	(1,914)

Accounts receivable from pension fund, insurance companies and state	194	(380)	(575)
Fee receivable		15	23
Inventories (net), recoverable taxes, prepaid expenses and deferred taxes	8	9	13
Other current assets	741	(909)	(1,375)

(DECREASE) INCREASE IN CURRENT LIABILITIES	(469)	1,968	2,977

Notes payable, accounts payable and miscellaneous creditors	(1,334)	(1,120)	(1,695)
Collections to be cleared, accrued reimbursements collections to employers
and affiliates for payments in excess	32	(37)	(56)
Accounts payable to National Health Care, pension fund, insurance
Companies	137	514	778
Pensions payable	39	105	159
Other current liabilities	657	2,506	3,791

NET CASH PROVIDED BY OPERATING ACTIVITIES	21,542	21,140	31,983

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In millions of constant Chilean pesos of September 30, 2003)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. General - The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") as supplemented by regulations issued by the Superintendencia de Administradoras de Fondos de Pensiones (Superintendency of Pension Fund Administrators - "SAFP") and the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance - "SVS").

b. Basis of Consolidation - The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. (“Provida”) and its 99.99986% owned subsidiary, Provida Internacional S.A. and 99.999994% and 99.99984% of the indirect subsidiaries AFP Génesis S.A. (Ecuador) since September 2001 and AFP Porvenir S.A. (República Dominicana) since September 2003. All significant transactions and balances between the companies have been eliminated in consolidation.

c. Regulation and Industry Segment - The sole object of Provida is to administer Fondos de Pensiones Provida ("the Pension Funds Types A, B, C, D and E"), a defined contribution pension fund and to administer the provision of related benefits, in accordance with Decree Law 3,500 and modifications. Accordingly, Provida is regulated by the SAFP. Starting 1994, in accordance with Laws 19,031 and 18,876, Provida is allowed to form subsidiaries and to invest in companies that act as depositaries of securities.

d. Price-Level Restatements - All amounts in the financial statements and notes are expressed in constant Chilean pesos of September 30, 2003 purchasing power, unless otherwise stated.

The financial statements have been price-level restated in accordance with accounting principles generally accepted in Chile in order to reflect the effect of the changes in the purchasing power of the Chilean peso during each period. For this purpose, shareholders' equity and non-monetary assets and liabilities and the income statement amounts have been restated in terms of period-end constant Chilean pesos. The resulting net charge to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

In accordance with Chilean GAAP, the restatements were calculated based on the official Consumer Price Index published by the National Institute of Statistics which was 2.2% and 2.9% for the periods ended September 30, 2002 and 2003, respectively.

For comparative purposes, the financial statements as of September 30, 2002 have been restated in terms of constant Chilean pesos of September 30, 2003 purchasing power. The restatement does not change the prior periods' statements in any way except to update the amounts to constant Chilean pesos of September 30, 2003 purchasing power.

Such price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement amounts in terms of Chilean pesos of the same purchasing power and to include in net income for each period the net loss or gain resulting from the holding of monetary assets and liabilities exposed to the effects of inflation.

e. Foreign Currency - Foreign currency assets and liabilities are translated into Chilean pesos at the observed (inter-bank) rate reported by the Central Bank of Chile at the end of each period. The rates are as follows, expressed in historical Chilean pesos per United States dollar:

September 30, 2002	Ch$748.73
September 30, 2003	Ch$660.97

f. Financial Investments

Time deposits: Are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

Marketable securities: The company, as part of its trading activities holds marketable securities, which mainly consist of recognition bonds, mutual fund shares, and companies’ bonds which are recorded lower of fair value or cost. Unrealized gains and losses are recorded in income.

Mandatory Investments: Provida must achieve a minimum return on the Pension Funds’ assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of the Funds’ Value, Provida is required to maintain a 1% investment in the amount of the corresponding pension fund which is a requirement of Chilean law. In addition to this amount, the company may maintain up to further 0.02% as an investment in the Pension Funds’ assets, which is presented as other current assets. Should the minimum return on the fund not be maintained, the Company may use the proceeds from its mandatory investments to reimburse the pension fund for the shortfall.

g. Property, Plant and Equipment - Property, plant and equipment are have been valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

Capital lease assets are recorded at present value, which is calculated using the contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligations are included in "Other current liabilities and Other long-term liabilities" in the Consolidated Balance Sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

Capital lease assets are depreciated using the straight-line method over the estimated useful lives of the assets.

h. Investments in Related Companies - Investments in related companies are included in other assets using the equity method, when there is significant influence over the affiliate. This valuation method recognizes in income the Company’s equity participation in the net income or loss of each investee on an accrual basis, after eliminating intercompany transactions. Changes in shareholders’ equity that do not affect the income of the related companies are recorded as a direct charge to retained earnings, other reserves or accumulated deficit in development stage, where applicable. Under Chilean GAAP, significant influence is presumed to exist when the investment represents more than 10% and less than or equal to 50% of the investee’s outstanding shares.

i. Goodwill - Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date. Amortization is determined by the estimated period of the investment return using the straight-line method over a maximum of 20 years.

j. Income Tax and Deferred Taxes - Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items which are treated differently for tax and book purposes have been recorded as established in Boletín Técnico No. 60 (Technical Bulletin No. 60, or “BT60”) of the Chilean Institute of Accountants, as amended. Additionally and according to the Technical Bulletin No 71 starting 2001, deferred taxes are accounted for applying the income tax rate of the year that the temporary difference will reverse.

k. Revenue Recognition - Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund have been completed. In accordance with instructions issued by the SAFP, fee income is not recognized for the Pension Funds' individual account administration until the contributions have been deposited.

l. Employee Vacations - The cost of employee vacations is recorded on a monthly accrual basis.

m. Convenience Translation to US Dollars - Provida maintains its accounting records and prepares its financial statements in Chilean pesos, the currency of the country in which the Company is incorporated and operates. The translation of Chilean pesos amounts into U.S. dollar amounts has been made solely for the convenience of readers outside Chile. The Chilean pesos amounts have been translated at the current exchange rate in effect at September 30, 2003 (Ch$660.97 = US$1). Such translations should not be construed as a representation that Chilean peso amounts could be converted into U.S. dollars at the above or any other rate.

n. Cash and Cash Equivalents - The Company and its subsidiaries have considered cash and cash equivalents to be all cash and investments defined under Technical Bulletin 50.

Cash flows from operating activities include all cash flows from operations, including fees from clients, payments to suppliers and personnel remuneration. In addition to the above, cash flows related to taxes, interest paid, financial income and in general all cash flows not otherwise defined as financing or investing activities are considered to be operating in nature. This concept is broader than the operating income used in the consolidated statement of income.

2.  FINANCIAL INVESTMENTS

Provida must achieve a minimum return on the Pension Funds assets (Types A, B, C, D and E), as required by Decree Law 3,500, or make up any shortfall. To guarantee this contingent liability, Provida must maintain investments named Mandatory Investments equivalent to 1% of the amount of such Pension Funds, that should be maintained in shares of each fund.

At September 30, 2002, the reserve was composed of 16 thousand shares of the Pension Fund Type A which equaled Ch$165 million, 27 thousand units of the Pension Fund Type B which equaled Ch$278 million, 6,979 thousand units of the Pension Fund Type C which equaled Ch$79,487 million, 21 thousand units of the Pension Fund Type D which equaled Ch$216 million and 26 thousand units of the Pension Fund Type E which equaled Ch$366 million, respectively. At September 30, 2003, the reserve was composed of 143 thousand units of the Pension Fund Type A which equaled Ch$1,815 million, 1,037 thousand units of the Pension Fund Type B which equaled Ch$12,038 million, 5,171 thousand units of the Pension Fund Type C which equaled Ch$63,302 million, 828 thousand units of the Pension Fund Type D which equaled Ch$9,049 million and 247 thousand units of the Pension Fund Type E which equaled Ch$3,479 million, respectively.

Financial investments are as follows:

	At September 30,
	2002	2003
	MCh$	MCh$

Time deposits:	299	5,305
Marketable securities:
Recognition bonds	97	67
Mutual funds	1,479
Commercial paper	21	22
Bonds	4

Subtotal	1,601	89

Total	1,900	5,394

Mandatory Investments:
Pension Fund Type A	165	1,815
Pension Fund Type B	278	12,038
Pension Fund Type C	79,487	63,302
Pension Fund Type D	216	9,049
Pension Fund Type E	366	3,479

Total	80,512	89,683

3.  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	At September 30,
	2002	2003
	MCh$	MCh$

Land	4,755	4,755
Buildings	17,238	17,603
Equipment, furniture and fixtures	2,664	3,029
Other fixed assets	7,296	8,858
Accumulated depreciation	(7,856)	(8,160)

Property, plant and equipment - net	24,097	26,085

4. INVESTMENTS IN RELATED COMPANIES

Investments in related companies consist of the following:

	At September 30,

	Participation		Book value		Equity in income (loss)

	2002	2003	2002	2003	2002	2003
	%	%	MCh$	MCh$	MCh$	MCh$

AFPC Porvenir (Colombia)	20.00	20.00	8,024		1,385	1,034
Afore Bancomer (México)	7.50	7.50	6,356	6,657	4,844	3,770
AFP Horizonte (Perú)	15.87	15.87	2,784	2,872	1,639	1,686
AFP Crecer (El Salvador)	19.00	19.00	3,326	3,651	631	610
Servicios de Administración
Previsional S.A. (Chile)	37.80	37.80	307	314	(262)	(345)
SAFC de Chile S.A. (Chile)	37.80	37.80	550	746	(91)	(439)

Total			21,347	14,240	8,146	6,316

Inversiones DCV (Chile)	23.14	23.14	269	260	49	47

Total investments			21,616	14,500	8,195	6,363

5.  SHAREHOLDERS' EQUITY

Changes in shareholders' equity accounts during the nine-month periods ended September 30, 2002 and 2003, are as follows (in historical amounts, with restatements of ending balances for comparative purposes):

	Paid-in capital	Price level restatement	Additional paid-in capital	Other reserves	Retained earnings	Accumulated deficit in development stage	Net income for the period	Interim dividends	Total shareholders equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances, December 31, 2001	81,167		116	2,892	56,565	(4,365)	32,359	(7,769)	160,965
Transfer of 2001 net income					24,590		(32,359)	7,769
Final dividend					(14,952)				(14,952)
Accumulated deficit in
development period					(4,365)	4,365
Interim dividend								(9,277)	(9,277)
Accumulated translation
adjustment of foreign affiliates				3,768					3,768
Price level restatement		1,055	2	37	823				1,917
Net income for the period							27,166		27,166

Balances as of September 30, 2002	81,167	1,055	118	6,697	62,661		27,166	(9,277)	169,587

Restated to constant Chilean
pesos of September 30, 2002	83,521	1,086	121	6,891	64,478		27,954	(9,546)	174,505

Balances, December 31, 2002	83,602		120	4,918	63,731		34,007	(9,425)	176,953
Transfer of 2002 net income					24,582		(34,007)	9,425
Interim dividend								(7,951)	(7,951)
Final dividend					(17,930)				(17,930)
Accumulated translation
adjustment of foreign affiliates				(3,538)					(3,538)
Price level restatement		1,003	2	88	1,131				2,225
Net income for the period							24,751		24,751

Balances as of September 30, 2003	83,602	1,003	122	1,468	71,513		24,751	(7,951)	174,508

Common stock: Provida's subscribed and paid-in capital is represented by 331,316,623 no-par-value common shares.

Dividends: Dividends may only be paid out of earned income as determined in accordance with Chilean GAAP. Unless the General Meeting of Shareholders resolves otherwise by the unanimous vote of all issued shares, Chilean law requires that Provida distribute as cash dividends at least 30% of the net income of the preceding year. The Board of Directors determined that, subject to annual review, dividends will be in an amount equal to 30% up to 80% of each year’s net income.

However, Provida cannot distribute as dividends the that portion of an investee’s net income which should be allotted to cover the balance of the account “Development Period Accumulated Deficit” of the respective companies. In the year 2002 the balance of this account was offset against results in related companies.

Accumulated deficit in development stage : this amount represents the organization and startup expenses incurred by the foreign affiliated companies. Such expenses were recorded in equity following instructions issued by the SAFP. The deficit in each affiliated company is offset by the net income generated by the corresponding foreign affiliated companies. At September 30, 2002 and 2003, this account is zero.

6.  FEE INCOME

Provida receives fee income from the Pension Funds for the services it provides. Fees are charged only when there is a deposit in an affiliate's account. From January to September 2002 and 2003, the fixed fee on each account was Ch$390 per month, and the variable fee was 2.25 % from January to September 2002 and 2003, except for affiliates who do not qualify for the life and disability insurance who are subject to a variable fee of 1.4% per month for the periods ended September 30, 2002 and 2003.

Fee income received consist of the following (expressed in historical pesos plus price-level restatement of the balances to constant Chilean pesos of September 30, 2003):

	Fund Type A For the nine-month periods ended September 30,		Fund Type B For the nine-month periods ended September 30,		Fund Type C For the nine-month periods ended September 30,
	2002	2003	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fixed Fees		102		2,025	4,762	2,068
Variable Fees:
Dependent affiliates		1,807		26,353	66,974	32,379
Variable Fees on programmed
retirements and temporary pensions				1	594	448
Other fee income

Total		1,909		28,379	72,330	34,895

	Fund Type D For the nine-month periods ended September 30,		Fund Type E For the nine-month periods ended September 30,		Total
	2002	2003	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fixed Fees		422	1	99	4,763	4,716
Variable Fees:
Dependent affiliates		5,734	13	1,980	66,987	68,253
Variable Fees on programmed
retirements and temporary pensions		94	4	64	598	607
Other fee income

Total		6,250	18	2,143	72,348	73,576

7.  INCOME TAX

Income taxes have been charged to income as follows:

	For the nine-month periods ended September 30,

	2002	2003
	MCh$	MCh$

Provision for first category income taxes	4,242	6,457
Adjustment tax expense (of prior year)		262
Deferred income tax effect	(231)	(334)
Amortization of complementary accounts	(453)	245
Tax provision for Genesis Ecuador	107
Other	1	1

Income tax	3,666	6,631

8.  PRICE-LEVEL RESTATEMENT

Price-level restatement (monetary correction), described in Note 1d, charged (credited) to income is as follows:

	For the nine-month periods ended September 30, debit (credit)

	2002	2003
	MCh$	MCh$

Shareholders' equity	(1,969)	(2,225)
Investment in related companies	1,265	1,072
Other assets	122	357
Premises and equipment	400	368
Liabilities	(254)	(223)
Other liabilities	(22)	(56)
Accumulated depreciation	(80)	(69)
Income statement amounts	(239)	(73)

Net loss from changes in the purchasing
power of the Chilean peso	(777)	(849)

For practical reasons, the price-level restatement of trading and reserve securities is not computed separately from the holding gain or loss on such securities and is included in such gain or loss. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if price level restatement on trading and reserve securities had been computed separately prior to restating trading securities to fair values and pension funds shares to period-end values.

9.  RELATED PARTY TRANSACTIONS

Provida has transactions with companies that are under common ownership (BBVA Pensiones Chile S.A.) and other related companies.

Significant transactions with related companies in the nine- month period ended September 30, 2002 and 2003 are summarized as follows:

	Amount of transactions		Effect on income Gain (loss)

	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$
Related party and type of transaction

BBVA Pensiones Chile S.A.:
Borrowings	11,889	4,864	(470)	(158)
Rental of facilities	27	41	27	41

BBVA S.A. Oficina de Representación Chile:
Rental of facilities	15	9	15	9

BBVA Corredores de Bolsa, BHIF S.A.:
Financial services	41	48	(41)	(48)

Servicio de Administración Previsional S.A.:
Electronic collection services	2	9	(2)	(9)
Accounts receivable		230		9

Administradora de Fondos de Cesantía Chile S.A.
IT support services	219	424	219	424

10. COMMITMENTS AND CONTINGENCIES

a. Disability, Survivors' and Annuity Pensions - Annuities or pensions payable under life and disability insurance that were granted prior to 1988 are the responsibility of the insurance company that granted those benefits. If the insurance company fails to meet its contractual obligations, the State will guarantee those pensions on the basis of certain minimum incomes. For annuities or pensions that exceed those minimums, the State guarantee will cover approximately 75% of the excess for a maximum of UF 45 and Provida will have to cover the balance.

In the event that the insurance company were to default on its obligations, Provida's maximum contingency would be approximately MCh$20,444 at September 30, 2003. This contingency is estimated on the basis of a life expectancy of 28 years for pensioners, a 5% annual discount rate and the State guarantee described above. The pensioners' claims against the insurance company would be privileged.

b. Insurance Contracts - Provida has purchased life and disability insurance from ING Seguros de Vida S.A. (formerly Aetna Chile Seguros de Vida S.A.). The policies establish that the stated premiums will be adjusted based on formulas that take into account the actual rate of claims received and advances of monthly financial income from insurance companies.

Provida has received refunds from ING Seguros de Vida S.A. on the following disability and survivors' insurance policies:

	Period ended September 30,

	2002	2003
	MCh$	MCh$
Contract period:
August 1995-July 1997	353
August 1997-July 1999	1,378	400
August 1999-July 2001
August 2001-July 2003

Total rebates	1,731	400

Additional settlements on ING Seguros de Vida S.A. (Former Aetna Chile Seguros de Vida S.A.) contracts whose coverage period is complete are provided for partial settlements through June 30, 2006. The current contract with ING Seguros de Vida S.A. provides for periodic settlements through June 30, 2008. The amounts to be received cannot be determined currently.

c. Lawsuits - Provida is subject to certain claims and is a party to certain legal proceedings incidental to the normal course of its business. Provida does not believe that liabilities related to such claims and proceedings are likely to have, in the aggregate, a material effect on its financial condition or results of operations.

In 1993, 1995 and 1997 the labor union which represents certain Provida employees filed actions against Provida on behalf of the union members during 1990, 1991, 1992, 1993, 1994 and 1995. The action, which was filed in the Labor Court of Santiago, alleges certain miscalculations of payment of legally and contractually required profit sharing in those periods. According to Provida’s legal advisors, none of these lawsuits would have a material impact on Provida´s financial position.

Provida has initiated a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Fund when in 1986, the bank made extraordinary curtailments of mortgage-backed bonds in violation of the applicable legal and contractual statutes. In a subsequent action, Provida filed a demand for payment based on Law No.18,010.

At the close of September 2003, 22 labor actions have been brought by former employees against the Company, filed with several courts in the country. These labor actions seek the payment of approximately MCh$322. However, in the opinion of Provida’s legal advisors, these actions will not result in relevant unfavorable effects on the results of the Company.

d. Derivative financial instruments - At September 30, 2003 and 2002 there are no current sale agreements or agreements for instruments sold with repurchase agreement.

e. Future contracts (exchange insurance) - At the end of September 2003, the Administrator has future contracts or exchange insurances in force. During the period, future contracts or exchange insurances implied recognizing in “Exchange difference” income for ThCh$53 in 2003 and losses for ThCh$39 in 2002.

f. Unpaid social securities - Social securities not duly paid from October 10, 1982, must be declared by employers to the Administrator in accordance with Law 18.646 of August 19, 1987. The amounts for unpaid social securities filed correspond to the total unpaid amount from the date indicated by the Law until September 30, 2003 and 2002, respectively. In addition, the amount of social securities not filed or paid by employers was estimated based on affiliates with positive balances in their Consolidated capitalization accounts, which record unpaid periods in the last 32 months. Such figure was corrected by the Official Unemployment Index, and readjusted and increased for interest.

g. Investment abroad - As a consequence of the implementation of pension systems in other Latin American countries based on individual capitalization, AFP Provida like other administrators is participating in these projects through capital contributions and sale of software.

At year-end, the Administrator holds investments through its subsidiary Provida Internacional S.A. as follows: in AFP Horizonte (Peru) with 15.87% interest an investment of US$4,096,919; in Génesis AFP (Ecuador) with a 99.999994% interest and an investment of US$2,855,282; in Afore Bancomer (Mexico) with 7.50% interest and an investment of US$66,263,572; in AFP Crecer (former AFP Porvenir of El Salvador) with a 19.00% interest and an investment of US$4,338,885 and in AFP Porvenir República Dominicana with a 99.9999% interest and an investment of US$4,306,470.

11. RELEVANT EVENTS

At the extraordinary meeting held on August 28 of the current year, the Board of Directors of A.F.P. Provida S.A. agreed to approve the negotiation of the sale of its ownership in A.F.P.C. Porvenir of Colombia through its subsidiary called Provida Internacional S.A. and, at the same time, the negotiation of the total acquisition of shares of A.F.P. Porvenir of República Dominicana, duly authorizing management for such effect. The operations above are subject to due diligence processes and other processes inherent to these types of negotiations, and involve transactions for approximately MUS$26.8, if they take place.

At September 30, 2003, the Company informed that negotiations concluded, and the following operations, approved and publicly informed by the Board of Directors, were perfected:

-	Sale of Provida Internacional S.A. ownership in AFPC Porvenir S.A. of Colombia, representative of 20% of the shares of such Company for US$26,784,686.

-	Acquisition by Provida Internacional S.A. of the total shares of AFP Porvenir S.A. of República Dominicana for US$15,384,686.

The aforementioned amount is gross with respect to disposal of shares, being subject to applicable taxes in conformity with regulations in Colombia.

As a complement of the essential matter at October 1, 2003, the Company informed the following:

The sale of our ownership in AFPC Porvenir S.A. of Colombia generated a net effect on income of the Company at September 30 for US$8,872,612, equivalent to ThCh$5,864,530, at the exchange rate of Ch$660.97 per dollar. The amount above is the reported selling price, less the estimated taxes and the value of assets.

On the acquisition of AFP Porvenir S.A. of República Dominicana, goodwill arose an investments of US$10,879,304, equivalent to ThCh$7,190,894 at the exchange rate of Ch$660.97 per dollar. The Company used its preliminary financial statements for the calculation above; therefore such calculation may result in an inmaterial variation.

Net effects on income for US$8,872,612 were after the final liquidation of taxes in ThCh$1,086,436.

* * * * * *

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	February 13, 2004	By:	/s/ Salvador Milán Alcaraz

			Name:	Salvador Milán Alcaraz
			Title:	Chief Financial Officer